

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2023

Preetam Shah
Chief Financial Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Dr, Suite 101
San Diego, CA 92121

> **Re: Cidara Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 23, 2023**
> **File No. 001-36912**

Dear Preetam Shah:

We have reviewed your May 31, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Notes to Consolidated Financial Statements
8. Significant Agreements and Contracts, page 95

1. On page 3 of your response you state that you recognized revenue of $37.5 million from payments received in 2022 related to upfront and milestone payments. Please provide us with a reconciliation of how the $37.5 million ties to the revenue recognized in 2022 disclosed in the table on page 2 of your response. Also please clarify how the $19.2 million recognized for R&D services and clinical supplies services ties to the table on page 2 of the response.

You may contact Vanessa Robertson at 202-551-3649 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences